CONTACT: PAUL J. ARNDT                                     FOR IMMEDIATE RELEASE
         DIRECTOR OF FINANCIAL RELATIONS
         (847) 298-4501 X 306
         PARNDT@AMERIHOSTINN.COM


                      AMERIHOST PROPERTIES, INC. ANNOUNCES
                 AMENDMENT TO "DUTCH AUCTION" SELF TENDER OFFER


DES PLAINES, ILLINOIS, MAY 26, 1999 - Amerihost Properties, Inc. (Nasdaq/NM:
HOST) today announced the amendment of certain provisions of its pending "Dutch Auction" self-tender offer (the "Offer") to purchase up to 1,000,000 shares of its common stock, at a price, net to the seller in cash not greater than $4.00 nor less than $3.375 per share.


Such amendment effects only those terms of the Offer which are contained in
Section 6 ("Certain Conditions of the Offer") of the Offer to Purchase of the Company, dated May 3, 1999. Under the amendment, the Company's right to terminate or amend the Offer or refuse to accept, or postpone the acceptance of, tendered shares upon the occurrence of any one of certain specified conditions, will arise only if the condition arises prior to the Expiration Date of the Offer (5:00 p.m. New York City Time on June 2, 1999, unless extended by the Company). Initially, the Company had such rights so long as one of the conditions arose prior to the time the Company accepted tendered shares for payment. In addition, as amended, the determination of the existence or impact of certain conditions is subject to the Company's "reasonable" judgement rather than the Company's "sole" judgement, as initially provided.


The Company is today filing with the Securities and Exchange Commission a copy of the amended Offer to Purchase, reflecting the changes described above.



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Stockholders may obtain further information regarding the Offer by calling the
Company directly and asking for James B. Dale, Chief Financial Officer, Craig S. Arnson, in-house legal counsel, or Michael P. Holtz, President and Chief Executive Officer.


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This press release is for information purposes only and is not intended to serve as a solicitation to buy securities. Any solicitation to buy securities is made only pursuant to the Offer to Purchase, as amended, and the Letter of Transmittal dated May 3, 1999.